Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aquipor Technologies, Inc.
4118 E. 33rd Ave.
Spokane, WA 99223
https://aquipor.com/

Up to $3,930,894.00 in Common Stock at $2.75
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aquipor Technologies, Inc.
Address: 4118 E. 33rd Ave., Spokane, WA 99223
State of Incorporation: WA
Date Incorporated: October 21, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 3,636 shares of Common Stock
Offering Maximum: $3,930,894.00 | 1,429,416 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.75
Minimum Investment Amount (per investor): $250.25

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Lead Investor Bonus

Invest within the first 72 hours and receive an additional 20% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 15% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$250+: StartEngine Owners Bonus

This offer is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+: Making It Rain

Invest $500+ and you will get an additional 5% bonus shares.

$1,000+: The Water Keeper

Invest $1,000+ and receive an additional 10% bonus shares

$5,000+: Big Drip Energy

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+: The Real Green Deal

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+: Marquee Investor Exclusive

Invest $100,000+ and receive an additional 35% bonus shares.

**All perks occur when the offering is completed.*

**Perks do not stack*

<u>The 10% Bonus for StartEngine Shareholders</u>

AquiPor Technologies, Inc.will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75/ share, you will receive and own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

AquiPor is in the business of engineering, procurement, and construction management of stormwater and mixed-utility infrastructure projects. The Company is currently developing proprietary building material technologies and engineering technologies to address this infrastructure market opportunity. As a specialty Engineering, Procurement, Construction Management (E.P.C.M.) company, AquiPor is focusing on localized stormwater management, grey water infiltration, aquifer recharge, and mixed utility broadband and renewable energy applications. AquiPor's flagship technology is a permeable hardscape material that is similar to concrete, but which allows rainwater to flow through it without clogging from debris. This material in conjunction with our additional engineering technologies aims to help cities and developers manage large volumes of stormwater and mitigate the impacts of urban flooding.

Competitors and Industry

The stormwater industry relies primarily on two modes of management: grey infrastructure, which includes subterranean stormwater tanks, pipes, and conveyance systems, and green infrastructure which uses development techniques that mimic natural hydrology onsite. AquiPor will indirectly compete with companies and contractors that provide the component materials of grey infrastructure systems as well as construction material companies that manufacture, market and sell permeable pavement solutions such as pervious concrete and interlocking permeable pavers. Grey infrastructure engineering companies include StormTunnel. Construction material companies developing permeable pavers include Belgard, Cemex, and True Grid pavers amongst many others. However, we do not view these as competitors, but rather as future potential licensees of our technology.

Current Stage and Roadmap

AquiPor is currently in the proof-of-concept stage of business development which includes setting up early manufacturing for our permeable concrete as well as designing, engineering, and constructing a full-size project mock up. The mock up will represent a neighborhood-sized application of our technologies. Subsequent to construction of the mock up we are targeting a neighborhood project installation and once achieved, we will then look to expand our business model into new communities and cities. In the near term, we will also be subjecting our material technology to rigorous regulatory testing with the intention of getting state and federal approvals as the first permeable hardscape material capable of water treatment standards. The types of projects we are pursuing are "neighborhood scale", and are thus large construction projects.

The Team

Officers and Directors

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Director
  Dates of Service: January 03, 2016 - Present
  Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- **Employer:** Partition Specialties
  Title: President
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 27, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- **Employer:** Multicare Valley Hospital
  Title: COO
  Dates of Service: January 01, 2009 - December 31, 2019
  Responsibilities: Oversees all operations of Valley Hospital.

Name: Kevin Kunz

Kevin Kunz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President - Market Development
  Dates of Service: January 20, 2016 - Present
  Responsibilities: Kevin interfaces with architects, engineers, and end-users and develops new market opportunities. Kevin also reviews contracts as another "set of eyes" for the CEO.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $4,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
AquiPor currently relies on one technology for the manufacturing of its products. We are therefore dependent upon this technology for the successful manufacturing of current and future products.

We may never have an operational product or service

It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AquiPor Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and effectively very little revenue. If you are

investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, exclusive licensing rights to patents and pending patents, and trade secrets. We believe one of the most valuable components of the Company is our array of licensing rights in our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. These intellectual property rights may not be registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce

our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products and services is dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our

financial condition and business.

Dependence Upon Key Personnel.
The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills.

Recruiting and Retaining Technical Personnel.
Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be easily replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results.

Rapid Technological Change.
To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would

have a material adverse effect on the Company's business, financial condition and results of operations.

Arbitrary Price of Conversion Shares.
The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage, estimates of the business potential of the company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company's management to be relevant.

Rapid Technological Change
To remain competitive, the Company must develop new products and enhance and improve its existing products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Significant Capital Requirements; Future Need for Additional Financing.
The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all.

Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock).

Unreliability of Projections
If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains $3,930,000.80 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $4,000,000 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections.

Unproven Products
The Company's products and services are in the early stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing Market; Rapid Technological Changes and New Products
The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new porous paving materials and stormwater treatment technologies. Our future success will depend to some extent on the features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, integrating or marketing such products or services.

Retention of Control by Present Stockholders
As of March 15, 2021 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,095,455 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders

of Common Stock).

Lack of Marketability and Liquidity of the Common Stock
There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required.

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology
The market for new technologies in the building materials industry is competitive and subject to rapid technological change. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon copyright and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Proprietary Rights and Risk of Infringement
The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its licensed patents and patents pending, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the

event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

New Technology Acquisitions

The Company is currently negotiating an option to purchase the licenses to new cement, utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may include a cash payment and some equity, which will be negotiated on a best efforts basis.

We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value.

The Company does not anticipate payment of any cash dividends on its Common Stock in the near term. The Offering Price of the Shares has been determined by valuation metrics performed by the Company and bears no relationship to the Company's assets or book value.

Reliance on 3rd Party Technology & Engineering Partners

AquiPor's technology, engineering, and supply rights are licensed from third party companies. Therefore, the Company relies on the performance of third parties for its main products and services. Any disruption to the performance or solvency of these third parties could have an adverse result on the Company.

Reliance on Private Project Financing

Initially, the Company's business model will rely on private project financing in lieu of public financing. Therefore, the Company's early success will depend on certain financial market conditions and factors not necessarily in its control. Adverse market conditions may cause delays and the Company's inability to deliver projects in a timely manner.

Licensing Agreements

The Company has entered into a Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company. Said license includes the technology, processes, and know-how related to U.S. Patent No. 9,943,791, entitled Unitized Formed Construction Materials and Methods for Making the Same, the Continuation-In-Part Patent Application No. 16/602,641, as well as the technology, processes, and know-how related to U.S. Patent No. 10,106,463 entitled Mineral Based Porous Sand and Methods for Making Mineral Based Porous Sand, the U.S. Patent 10,486, 984 entitled Road Surface Covering System, and International Application No. PCT/U.S. 1,600,087; all specifically for use in permeable pavers or novel permeable hardscape drainage materials for use in stormwater management. Per the licensing agreement, AquiPor is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. AquiPor also recently executed a paid-for option to license new cement technologies and the Engineering, Procurement, Construction Management rights to new multi-utility infrastructure technologies which are unproven and subject to further proof-of-concept and third party validation. The option agreement is with Yellow Core Holdings, LLC, a private technology company, as represented by the inventor of the technologies referred to.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)	5,595,455	Common Stock	30.5
Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),	4,500,000	Common Stock	24.6

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,429,416 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 18,316,448 outstanding.

Voting Rights

One vote per share. Please review Material Rights below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 406,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Not currently designated.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of May 2021, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,395,400.00
  Number of Securities Sold: 5,088,178

Use of proceeds: R&D and Product & Market Development
Date: March 03, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $1,069,100.91
Number of Securities Sold: 1,045,938
Use of proceeds: Operating expenses and R&D.
Date: September 23, 2020
Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $120,000.00
Number of Securities Sold: 66,332
Use of proceeds: Development
Date: April 09, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

AquiPor is a pre-revenue company focusing on the Research & Development of new technologies, products, and markets. Our financial statements reflect R&D expenses and have been similar year to year since the formation of the company.

Along with technology and market R&D, AquiPor is currently in the feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations in 2020 consisted of internal R&D, assisting related parties in the R&D of various hardscape technologies and patenting, licensing activities, and marketing in 2020.

Therefore, nearly all operating expenses are associated in some manner with either research and development or financing acquisition.

AquiPor had revenue of $25,000 in the year ending 2020. We had no cost of sales or gross margins in 2020. The Company's expenses consist of, among other things, consulting fees, professional service fees, patenting service fees, compensation and benefits, royalty fees, marketing fees, and general and administrative expenses. Total operating expenses in 2020 were $977,466, representing an increase from 2019 due to increases in the aforementioned R&D, marketing, and technology licensing activities.

Historical results and cash flows:

Historically AquiPor has been a pre-revenue startup company engaged in R&D and market development for its products. Cash flows are expected to increase in the future, with an anticipated increase in wages (new hires), R&D activities, sales and marketing, and technology acquisition activities. Stock-based compensation, wages, and consulting fees are expected to grow as AquiPor hires new employees, begins market feasibility studies, and goes to market. In the past, the cash needed for operations was generated through the sale of equity (common stock). It is expected that this will continue into the future, as the Company intends to raise capital through common equity offerings, but this will be augmented by revenue that is generated by the sale of the Company's goods and services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

AquiPor currently has $93,976 cash on hand and available credit of $2,587 on a $25,000 revolving line of credit with US Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are important but not critical for ongoing company operations, as we currently have adequate cash on hand and secondary financing options at our disposal.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of our company from a growth perspective as we move into the next stages of marketing and sales operations. We have historically been engaged in Research & Development, and the funds from this campaign will be used for marketing, sales, and corporate development growth. The majority of company funds as we move into the next phase of operations will be from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised the minimum, we would be able to operate for roughly 2.5 months based on our burn rate of $40k per month. Our current burn goes toward normal operating expenses (headcount, insurance, revolving debt payments), marketing, and some continuing R&D expenses. In the event we raised the minimum and needed to cut expenses, we have the ability to trim our burn rate to $22k per month, which would give us roughly 4.5 months of runway.

How long will you be able to operate the company if you raise your maximum funding goal?

At a current burn rate of $40k, if we raised the maximum $3,093,000 in the CF, we would be able to operate for roughly 77 months. However, we have aggressive growth and hiring plans that will increase our burn rate and give us a runway of 18-24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of additional capital may come from private equity financing and strategic partnerships (ie. franchising or licensing). We may also entertain subsequent private financing.

Indebtedness

- **Creditor:** US Bank
  Amount Owed: $21,315.00
  Interest Rate: 21.0%

- **Creditor:** Petra World LLC
  Amount Owed: $103,250.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2025
  Interest only payments begin 12/31/2023

- **Creditor:** Yellow Core Holdings, LLC
  Amount Owed: $3,200.00

Interest Rate: 3.5%
Maturity Date: December 31, 2026
Interest only payments beginning 12/31/2024

Related Party Transactions

- **Name of Entity:** Yellow Core Holdings
  Names of 20% owners: Matthew Russell
  Relationship to Company: AquiPor has an option agreement in place to license technology from Yellow Core.
  Nature / amount of interest in the transaction: Yellow Core owes AquiPor $27,813 for loans made over the course of time to facilitate co-development and R&D work.
  Material Terms: The loans made to Yellow Core, LLC over time have totaled $27,813 and were set up to accrue interest at 3.5% APR and to be paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. Additionally, Yellow Core made a $3,200 loan to AquiPor which was also set up to be paid back 12/31/2026 and to accrue interest at 3.5%. A net payment will be made to AquiPor at maturity to account for this loan.

- **Name of Entity:** RJSK, LLC
  Names of 20% owners: JKS International, LLC and Frontier Assets, LLC
  Relationship to Company: AquiPor licenses technology from RJSK, LLC.
  Nature / amount of interest in the transaction: AquiPor licenses technology from RJSK, LLC. As part of technology co-development work, AquiPor has made loans to RJSK over time. The bulk of the loan was satisfied when AquiPor paid its licensing fee in 2020. However, there remains a balance due to AquiPor in the amount of $1,049.57 which accrues interest at 3.5% annually. It is agreed that the loan balance will be satisfied in a future net royalty payment.
  Material Terms: Due to AquiPor: $1,049.57. Interest accrues at 3.5% per annum with pay back date 12/31/2026. Interest only payments beginning 12/31/2024, however, this loan will be satisfied during the next minimum annual royalty payment from AquiPor.

- **Name of Entity:** Petra World, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Co-development work with AquiPor on brick technology. Matthew Russell, a major shareholder of AquiPor is also a major shareholder of Petra World
  Nature / amount of interest in the transaction: AquiPor owes Petra World $103,250 pursuant to various loans made made in 2018 to facilitate Research & Development of permeable, clay-based bricks.
  Material Terms: AquiPor owes Petra World $103,250 in total loans, with interest accruing at 3.5% per annum. Pay back dates range from 7/26/2023 to 10/25/2023. The loan terms and re-payment may be negotiated pursuant to a technology

licensing agreement between the companies.

- **Name of Entity:** JKS International, LLC
  Names of 20% owners: Greg Johnson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: AquiPor has made two loans to JKS, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature in 2026.
  Material Terms: All outstanding financing arrangements bear interest at 3.5% per annum with a maturity date of 12/31/2026

Valuation

Pre-Money Valuation: $50,370,232.00

Valuation Details:

AquiPor set its valuation internally, using a combination of the scorecard valuation method and market comparison model to arrive at our pre-money valuation.

In our market comparison model, we used the valuations of similar stage companies in the cleantech and climate technology spaces, according to resources such as crunchbase and pitchbook.

Due to the unique technology offerings of our company, we did not find a direct comparison but took into account the valuations of various venture-backed companies in the stormwater space, as well as pre-revenue climate tech companies that have merged with SPACs at valuations exceeding $250M, and we also looked at the recent financings of “green cement” companies and climate capture companies which ranged in valuations from between $60M to over $300M.

Further consideration was given to the following factors: our intellectual properties and technology rights, the size of the market opportunity, significant potential for future sales in the green infrastructure market, our current management team, recent business developments, current market financial conditions, the status of recent product development efforts, the competitive landscape, and the valuation of our last funding round, which came from strategic industry investors. Based on all of these factors, we arrived at our pre-money valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Our working capital needs are very low, but we will use some of our proceeds to service a small amount of revolving debt.

If we raise the over allotment amount of $3,930,894.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Targeted marketing campaigns targeting municipalities, large private developers, and the architectural, engineering, and contractor (AEC) community. PR. Paid ads (television and social media)

- *Research & Development*
  15.0%
  Our R&D budget will include product and market development with manufacturing partners, in-field monitoring of installations, and state and federal regulatory testing to include T.A.P.E. (Technology Assessment Protocol-Ecology) and the National Stormwater Testing and Evaluation for Products and Practices (STEPP) to prove our concrete product as a water treatment technology.

- *Working Capital*
  10.0%
  Roughly 10% of raised capital will be set aside as working capital to take care of short-term operating expenses, short-term debt, and day-to-day expenses.

- *Operations*
  9.0%
  Up to 9% of the funds raised will be used to cover operating expenses such as insurances, equipment, and rent.

- *Company Employment*
  27.5%
  A portion of funds raised will be used to cover payroll for current management as well as cover the costs of new hires. This line item is expected to be one of our larger line items in our growth plan as we expect to hire talented engineering and executive personnel.

- *Intellectual Properties*
  15.0%
  AquiPor is earmarking up to 15% of funds for the future acquisition of new technology licensing and engineering (EPCM) rights, as well as to service and keep in place its existing licenses to USPTO and international patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aquipor.com/ (https://aquipor.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aquipor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aquipor Technologies, Inc.

[See attached]

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITOR'S REPORT
December 31, 2020 and 2019

AQUIPOR TECHNOLOGIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITOR'S REPORT
December 31, 2020 and 2019

TABLE OF CONTENTS

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Aquipor Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Aquipor Technologies, Inc. ("the Company") as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2018.

Spokane, Washington
July 26, 2021

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2020 and 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash	$ 437,418	$ 184,511
PROPERTY, PLANT AND EQUIPMENT		
net of accumulated depreciation	405	1,214
LONG-TERM ASSETS:		
Due from related parties	37,962	159,306
Interest receivable	15,938	10,383
Total long-term assets	53,900	169,689
	$ 491,723	$ 355,414

LIABILITIES AND STOCKHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 40,580	$ 36,495
LONG-TERM LIABILITIES:		
Due to related parties	106,450	117,953
Accrued interest	12,413	7,022
Total long-term liabilities	118,863	124,975
Total liabilities	159,443	161,470
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock ($.001 par): 90,000,000 authorized, 16,134,119 and 15,038,181 issued and outstanding as of 2020 and 2019, respectively	16,134	15,038
Preferred stock ($.001 par): 10,000,000 authorized, none outstanding	-	-
Additional paid-in capital		
Common stock	2,217,387	1,355,362
Stock warrants	628,912	423,002
Total additional paid-in capital	2,846,299	1,778,364
Retained earnings (deficit)	(2,530,153)	(1,599,458)
Total stockholders' equity	332,280	193,944
	$ 491,723	$ 355,414

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019

	2020	2019
OPERATING EXPENSES		
Consulting fees	-	25,000
Professional services	45,422	8,300
Patenting services	694	5,700
Payroll to benefits	232,949	182,699
Depreciation	809	809
Licensing fees	300,000	-
Royalty fees	25,000	25,000
Supplies	-	962
Insurance	11,718	-
Stock-based compensation	205,910	283,853
Marketing	140,454	-
General and administrative	14,510	14,092
Total operating expenses	977,466	546,415
Total income (loss) from operations	(977,466)	(546,415)
OTHER INCOME (EXPENSES)		
Interest income	5,555	4,867
PPP loan forgiveness	14,330	-
Related party loan forgiveness	11,503	-
Interest expense	(9,616)	(10,081)
Consulting revenue	25,000	-
Total other income (expenses)	46,772	(5,214)
NET INCOME (LOSS)	$ (930,694)	$ (551,629)
EARNINGS (LOSSES) PER SHARE OUTSTANDING:		
Basic and diluted	$ (0.06)	$ (0.04)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING:		
Basic and diluted	15,343,870	14,439,579

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2020 and 2019

	Common Stock - Shares Issued	Common Stock - Dollars, $.001 par	Paid-in Capital in Excess of Par	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance as of January 1, 2019	14,138,181	$ 14,184	$ 1,045,367	$ (1,047,830)	$ 11,721
Issued Shares for Cash	900,000	854	449,146		450,000
Issued Stock Warrants for Services	-	-	283,852		283,852
Net Income (Loss)				(551,629)	(551,629)
Balance as of December 31, 2019	15,038,181	15,038	1,778,365	(1,599,459)	193,944
Issued Shares for Cash, net of costs *	1,095,938	1,096	862,024		863,120
Issued Stock Warrants for Services	-	-	205,910		205,910
Net Income (Loss)				(930,694)	(930,694)
Balance as of December 31, 2020	16,134,119	$ 16,134	$ 2,846,299	$ (2,530,153)	$ 332,280

*See additional disclosure at Note 8 of the accompanying notes to these financial statements

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$ (930,694)	$ (551,629)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	809	809
Forgiveness of related-party debt, net	(11,503)	11,505
PPP loan forgiveness	(14,330)	-
Interest income	(5,555)	(4,867)
Interest expense	5,391	5,340
Stock-based compensation expense	205,910	283,853
Net increase (decrease) in:		
Accounts payable and accrued expenses	4,085	3,973
Due to related parties - short-term	-	(15,000)
Net cash provided (used) by operating activities	(745,887)	(266,016)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sales of common shares, net of costs	863,120	450,000
Cash receipts from long-term related party loans	121,344	-
Proceeds from PPP loan	14,330	-
Net cash provided (used) by financing activities	998,794	450,000
CHANGE IN CASH	252,907	183,984
CASH BALANCE - Beginning of year	184,511	527
CASH BALANCE - End of year	$ 437,418	$ 184,511
Supplemental cash flow information:		
Cash paid during the period for:		
Interest -	$ 4,225	$ 4,741
Income taxes -	$ -	$ -

See the accompanying notes to these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

AquiPor Technologies, Inc. (the "Company") is a corporation organized October 21, 2015 under the laws of Washington State. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation: The accompanying financial statements were prepared using the accrual basis of accounting with a calendar year end December 31.

Use of Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments: Pursuant to ASC 820, Fair Value Measurements and Disclosures, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

All financial instruments of the Company are recognized at historical cost, which approximates fair value due to the short maturities of those instruments. Financial instruments within the Company currently consist of only short and long-term loans between related parties with either interest free or low interest requirements. Consequently, there is no significant risk related to the presence of financial instruments or significant interest risk present within the Company.

Cash and Cash Equivalents: For purposes of the Statement of Cash Flows, the Company considers all highly-liquid investments acquired with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment: Property and equipment, which are carried at cost, are being depreciated using the Double-Declining Balance method over the estimated useful lives of the assets (see also Note 4).

Advertising Costs: Advertising costs are charged to operations when incurred.

Research and Development: The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition. Supplies expense consists of any expenses consumed and that directly assist in the development of hardscape technologies and patents, and these expenses are expensed as incurred.

Stock-Based Compensation: The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of ASC 718. Stock-based compensation cost is measure at the grant date based on the fair value of the compensation and is expensed ratably over the service period (the option vesting period). The Company uses the Black-Scholes option pricing model to determine the stock options' fair value (see also Note 8).

Earnings (Losses) per Share: The Company has distributed common stock and stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net Loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2020 and 2019, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti-dilutive effect occurs because of the presence of a net loss.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income Taxes: The Company is subject to both Federal tax laws and State tax laws in Washington. Thus, the Company will owe no state income taxes in Washington but will pay Federal income taxes if revenue is recognized or expected to be recognized in future periods. The tax years since inception are still open to examination by taxing authorities, given the statute of limitations has not yet passed.

The Company accounts for income taxes pursuant to the guidance in ASC 740. Under this method, the Company will report as an expense of the period only the cost of current income taxes for that period, determined in accordance with the rules established by taxation authorities (also see Note 3).

Recent Accounting Pronouncements: In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently in the process of evaluating the effects of this pronouncement on the financial statements and expects no material impacts.

NOTE 3 - INCOME TAXES:

It is expected the net operating losses recognized by the Company in 2020 and 2019 (estimated at $722,000 and $267,000, respectively), combined with prior year NOLs of 1,040,000 will be used to offset future taxable income. Using an estimated corporate tax rate of 21%, our estimated deferred tax assets related to our net operating loss carryforwards are $423,000 and $319,000 as of December 31, 2020 and 2019, respectively. Because of the uncertainty of our ability to recognize these benefits in future periods, a full valuation allowance has been recorded for each of the years ending December 31, 2020 and 2019.

The Tax Cuts and Job Acts has altered the prior implementation of Net Operating Losses (NOLs) in reducing taxable income in past and future periods. NOLs occurring after the 2017 tax year can no longer be carried back two years prior to being carried forward twenty years, and the twenty-year carryforward limit has been changed to an indefinite time period. Additionally, NOLs occurring after the 2017 tax year, although able to be carried forward indefinitely, can only offset 80% of taxable income in future periods. NOLs resulting from tax years prior to the 2018 tax year may continue to operate under the past tax law.

NOTE 4 - PROPERTY AND EQUIPMENT:

As of December 31, 2020 and 2019, property and equipment is summarized as follows:

NOTE 4 - PROPERTY AND EQUIPMENT (Continued):

		2020	2019
Equipment	5 years	$ 7,026	$ 7,026
Less: Accumulated depreciation		(6,621)	(5,812)
		$ 405	$ 1,214

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS:

The Company owns the exclusive worldwide license to specified technologies and processes, per a license agreement with RJSK, LLC (Licensor). The Company is also negotiating an option for rights to a cement technology from Yellow Core Holdings, LLC (Licensor). RJSK and Yellow Core are related parties to AquiPor, in that they are controlled and managed by a significant AquiPor shareholder and technology researcher.

JKS International, LLC and Frontier Assets, LLC are holding companies that represent majority shareholders in AquiPor. These companies are related parties. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in AquiPor.

AquiPor has made two loans to JKS, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature in 2026. In November 2020, JKS made a $25,000 payment to AquiPor for consulting services in connection with the ongoing licensing agreement between AquiPor and RJSK.

AquiPor made a loan to Frontier Assets totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures in 2028.

RJSK and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. The Company has made several loans to RJSK and Yellow Core beginning in 2016 to cover patenting and Research and Development expenses. Both companies agree that these loans may convert to credits to pay for licensing fees in the future.

AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. As of December 31, 2020, AquiPor has satisfied the minimum royalty fee obligations.

AquiPor had made loans to RJSK totaling $122,393 over time. As of December 31, 2020, the current balance outstanding is $1,050 following payments made in October 2020.

AquiPor has made various loans to Yellow Core, LLC over time that total $27,813 and were set up to accrue interest at 3.5% APR beginning in 2027. These loans may be converted as credit toward a to-be-negotiated technology license. In December 2017, Yellow Core loaned AquiPor

NOTE 5 - RELATED PARTY TRANSACTIONS AND LICENSING AGREEMENTS (Continued):

$3,200 to be paid back December 31, 2026 with annual interest of 3.5%. This loan may be settled when Yellow Core settles its loan obligations with AquiPor or when/if a licensing agreement is established between the companies.

NOTE 6 - GOING CONCERN:

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $2,530,153, and has not launched principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 - FINANCING ARRANGEMENTS:

The Company has received some of its financing in the form of loans from related entities. Yellow Core, LLC, a related party, has extended to the Company a $3,200 long-term note with interest payments that were to begin accruing on 1/1/2019 and a loan payback date of 1/1/2021. Per a loan refinancing agreement, the loan is to be repaid 12/31/2026, with interest-only loan payments beginning 12/31/2024. Interest accrues annually at 3.5% APR.

Petra World, LLC is a related party that is controlled and managed by Matthew Russell, a shareholder in AquiPor by way of Frontier Assets. Petra World made five loans to AquiPor in 2018 to support R&D efforts. These loans have totaled $103,250 and were made on various dates in July, August, September, and October 2018. These loans were set up to accrue interest at 3.5% APR and each have 7-year terms with interest-only payments beginning in 2023.

KloroTech made various loans amounting to $11,503 to the Company between September and December 2015 for initial start-up costs. It is important to note that KloroTech is considered a related party, as the Company merged with JKS International, LLC. JKS International, LLC has forgiven the loan as of the year ending December 31, 2020.

For the year ending December 31, 2020, the Company received a PPP loan related to COVID relief in the amount of $14,330, which has been entirely forgiven as of the year end.

NOTE 8 - EQUITY:

Various investors have contributed capital, services, and converted debt in the amount of $2,239,895 in exchange for 16,134,119 shares of common stock in the Company between 1/1/2016 and 12/31/2020. The total dollar value received is reported net of fees and costs associated with raising the funds in the amount of $224,606. As of December 31, 2020, the Company has yet to receive cash in the amount of $6,374 from current shareholders, and this amount has been presented as a net reduction in additional paid-in capital.

The Company has set aside a stock warrant pool of 1,500,000 options. In January 2016, 632,500 stock warrants were granted to the Company's two officers (345,000 and 287,500 warrants to Greg Johnson and Kevin Kunz, respectively) in January 2016, vesting every 6 months through January 2018. These warrants have an exercise price and original FMV of $.22 per share.

The Company issued an additional 550,000 stock warrants to two officers (400,000 and 150,000 to Greg Johnson and Kevin Kunz, respectively) and 16,000 warrants to multiple investors in the year ending December 31, 2019. The 550,000 employee stock warrants fully vest May 1, 2019 with an exercise and original FMV price of $.01 and $.50 per share, respectively. The investor stock warrants vest December 1, 2019 with an exercise and original FMV price of $.50 per share.

For the year ending December 31, 2020, an additional 411,819 stock warrants were issued to non-employee contractors and consultants. The 411,819 stock warrants were fully vested as of March 3, 2020 with an exercise and original FMV price of $.50 per share.

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $628,912, of which $205,910 and $283,853 were recognized in the years ending December 31, 2020 and 2019, respectively. Currently, no outstanding stock warrants have been exercised.

Stock warrant activity and weighted average price for the years ending December 31, 2020 and 2019:

	2020		2019	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beg. of year	1,198,500	$ 0.13	632,500	$ 0.22
Granted	411,819	0.50	566,000	0.02
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding at end of year	1,610,319	$ 0.22	1,198,500	$ 0.13

NOTE 9 - SUBSEQUENT EVENTS:

Management has evaluated events from December 31, 2020 through July 26, 2021 (the date the financial statements were available to be issued).

AquiPor has entered into an option agreement with Yellow Core Holdings, LLC to negotiate best efforts, with no guarantees, a conditional first right of offer to EPCM (general site/civil/stormwater design engineering, as well as project integration engineering; procurement of civil/permeable precast, turnkey solar, turnkey telecom, etc.; and general construction management) a mixed utility approach to certain green infrastructure projects in the United States. Exchange for the US first right of EPCM and brand market (e.g. AquiPor Inside) is expected to be a combination of cash and a claim to equity (e.g. options, shares, or warrants). The option price of $75,000 will be deducted from the exercise price but will be forfeited if an option exercise price and terms is not successfully negotiated. Term of the option is 3 months, at which time the option must be exercised, but may be extended in 1 month increments at a similar price per month, with a mutually agreed upon final expiration date.

In the months of March and April, 2021, the Company sold 66,332 shares of common stock in exchange for $120,100.

As of June 3, 2021, the Company's Board of Directors approved a Regulation Crowdfund offering for its next financial raise.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Aquipor

Revolutionizing Green Stormwater Infrastructure


AQUIPOR

Website | Spokane, WA | BUSINESS TO BUSINESS | DESIGN

$836,435 raised
$1,069,101 previously crowdfunded

1,174 Investors	$50.4M Valuation
$2.75 Price per Share	$250.25 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Climate change is wreaking havoc on critical infrastructure in our cities. AquiPor's advanced permeable surface technology and engineering solutions are being developed to mitigate stormwater runoff pollution and urban flooding in our cities. AquiPor's technology manages stormwater naturally, helps recharge groundwater, and replenishes aquifers.

Overview | Team | Terms | Updates 35 | Comments | Follow

Reasons to Invest

- Market Opportunity & Timing: The U.S. is poised to spend Trillions of dollars on infrastructure over the next decade and as the concrete industry scrambles to lower its carbon footprint, we believe AquiPor is well-positioned with its technologies to address these large market opportunities.
- Green Concrete Technology: The current cement industry is responsible for 8% of global CO2 emissions each year. AquiPor's permeable concrete not only manages stormwater runoff relative to where it falls, but it is produced with upcycled materials and a proprietary, low-carbon cement. This technology could do away with the need for highly-pollutive cement plants.
- Team: AquiPor's founding team has years of experience in the green infrastructure sector and the Company's Advisors and Directors are professionals from the construction, concrete, mining, engineering, and financial industries.

AquiPor's Plan to Revamp Green Infrastructure in our Cities

Rewards

Get rewarded for investing more into Aquipor:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Making It Rain
Invest $500+ and you will get an additional 5% bonus shares.

$1,000+
Investment
The Water Keeper
Invest $1,000+ and receive an additional 10% bonus shares.

The physical infrastructure connecting our communities is deteriorating. Impervious concrete and asphalt covers our cities, contributing to stormwater runoff pollution, urban flooding, and heat island effects. Traditional concrete is one of the most consumed materials in the world and has one of the largest industrial carbon footprints. Our permeable concrete technology not only allows stormwater to soak into it preventing runoff, but is made with a proprietary low-carbon cement and reclaimed materials. With this technology, we plan to transform traditional hard surfaces- such as streets and sidewalks - into stormwater infiltration corridors, while helping to decarbonize the concrete industry in the process.


FILTERS RAIN TO THE GROUND AND LEAVES OUT THE POLLUTION

*The brick shown here is a prototype that is still being developed

THE PROBLEM

Stormwater Runoff Pollution, Urban Flooding, and Climate Change

Stormwater runoff and urban flooding are wreaking havoc on our natural water systems by stressing the physical infrastructure of our cities more than any time in history. The combination of rapid urbanization, increased average rainfall, and deteriorating infrastructure has led to the discharge of over 10 TRILLION GALLONS of untreated stormwater, wastewater, and sewage into clean water bodies every year in the U.S.

At the same time, the cement industry is responsible for 8% of global CO2 emissions. AquiPor's permeable concrete technology and engineering solutions are being developed to hopefully manage stormwater and urban flooding naturally. And, the cement technology that goes into all of our products is extremely low-carbon.



$5,000+
Investment
Big Drip Energy
Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+
Investment
The Real Green Deal
Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+
Investment
Marquee Investor Exclusive
Invest $100,000+ and receive an additional 35% bonus shares.

THE SOLUTION

AquiPor's Permeable Concrete and Engineering Toolkit



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

AquiPor's permeable concrete technology is being developed to be as strong as normal concrete, but it is water-permeable and allows stormwater to flow through it and back into the ground naturally. What makes AquiPor's material unique is that it features sub-micron porosity, with pore size small enough to filter out most dirt, debris, and particles without clogging.

In conjunction with our permeable concrete technology, our novel engineered designs can help manage large volumes of stormwater from roadways, parking lots, and alleyways. With site-specific engineering, AquiPor material can be utilized to get filtered stormwater back into natural soils and eventually to our aquifers.


AquiPor
Concrete

**The brick shown here is a prototype that is still being developed*

Inherently Green Concrete

Our advanced solution to old-school concrete has the potential to embody to embody a fraction of the carbon footprint that normal concrete does, but still maintains strength and durability that rivals high-strength concrete. AquiPor's concrete is made from reclaimed aggregate and a proprietary cement. Unlike portland cement, this low-carbon cement does not require a cement plant, and instead, utilizes industrial commodities that are sourced from the existing resource base.


At The Quarry
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with a lot of energy inputs already

THE MARKET

US Infrastructure and Construction Materials: $1 Trillion+ Aggregate Market Opportunity

AquiPor's market opportunity comes at the intersection of water infrastructure, municipal stormwater, permeable pavement, and construction materials. As the U.S. looks to revamp critical infrastructure in the face of climate change, Billions will be spent to improve water infrastructure in the next ten years, with an estimated $32 Billion needed specifically for municipal stormwater upgrades each year.

As more cities adopt Green Infrastructure as an approach to stormwater management strategy, the projected value of the global permeable pavement market is expected to eclipse $22 Billion by 2026, while construction materials as a whole is expected to surpass $1.4 Trillion.

THE BUSINESS MODEL



The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.

E.P.C.M. Project Contracts

AquiPor plans to operate as an engineering, procurement, and construction management (E.P.CM) company. In this model, we will negotiate project contracts with owners on select green infrastructure projects. We will work with our value chain partners to ensure quality control of each project that we undertake by approving the project engineering, product quality, and construction.

As an E.P.CM, AquiPor believes it can maintain more control over its own projects and can ensure proper design, installation, serviceability, and maintenance over the lifespan of each project.

We anticipate earning revenues through cost-plus contracts where we coordinate project design and engineering, procure all materials, and oversee project construction to ensure best practices.

Our initial target market will be urban and suburban neighborhoods, Homeowners' Associations, and master planned community developers.

A Next-Generation Approach to Infrastructure Development

Our E.P.CM approach also lends itself to a project financing model that we believe will speed up the adoption of our technologies in cities. We intend to work with value-chain partners and preferred turnkey suppliers to design, procure, and construct green infrastructure projects directly. We plan to work with both private finance companies and public agencies to initiate, finance, and deliver these projects throughout the U.S.

Licensing

In addition to the E.P.CM model, AquiPor plans to standardize its permeable paver technology and license it to select manufacturers and resellers in North America. The paver market is mature and ripe for innovation. We anticipate products made with AquiPor's technology selling for a premium over current pavers.

The above graphic includes a representation of all the possible avenues for revenue, actual results and business plans may differ in the future.

THE TRACTION

Pilot Manufacturing, Mock-Up Project Construction, and Over $3M Raised

AquiPor is successfully conducting manufacturing R&D of its products with a precast concrete partner and has broken ground on a neighborhood-scale mock up project. Our low-carbon manufacturing process has demonstrated scalability for the concrete industry and we are moving our products into the testing and certification phase. In total, we have raised $3M from strategic industry investors and crowdfund investors (with a successful $1.07M max CF raise in 2020).

- **Pilot Manufacturing & Mock-Up:** Over the past 6 months, we have taken our permeable material technology through its engineering and manufacturing paces and construction of our first neighborhood-scale mock up project is underway.


GREEN STORMWATER
INFRASTRUCTURE

- **Obtained Rights to New Infrastructure Technologies:** We have an option in place to obtain the exclusive rights to patent-pending low carbon cement technology and utility infrastructure technologies (grey water redistribution & aquifer recharge, high-speed broadband, and renewable energy) that have the potential to add major value to our business model.


NEW UTILITY
PATENTS

- **Pilot Manufacturing:** We've begun manufacturing R&D with a local precast manufacturing partner and are preparing to scale up manufacturing in 2022.


PILOT
MANUFACTURING
LAUNCH

- **Regulatory Testing:** We've engaged with an independent engineering firm and stormwater engineer to begin third-party testing and standardization of our permeable hardscape material.


REGULATORY
TESTING

- **Over $3M Raised:** Since our inception, we've raised just over $3M total, including a successful $1.07M crowdfund in 2020. This capital has allowed us to achieve important R&D and early manufacturing milestones. In addition to our crowdfund investors, our cap table features strategic and industry investors from the construction, concrete, mining and financial industries.

INTELLECTUAL PROPERTY

AquiPor's IP: The Foundation of Future Success

AquiPor has the exclusive license to US Patents 9,943,791, 10,106,463 (with protections in Canada, Mexico, Australia, India, Israel, and Europe), 16/602,641, and 10,486,984. These patents cover first-gen chemical technology processes and marketable applications for our permeable hardscape products. AquiPor also has an option in place to acquire the licensing rights to a patent-pending, low-carbon cement technology, as well as rights to the Distributed Integrated Water Management System patent 10,865,547 (December 2020), and the exclusive Engineering, Procurement, and Construction Management (general site/civil/stormwater design engineering and project integration engineering; procurement of permeable precast, turnkey solar, & turnkey telecom; and general construction management) rights to a proprietary mixed utility approach for infrastructure projects. We believe these additional technology and engineering rights give AquiPor the assets to deliver on our vision of providing multi-utility green neighborhood infrastructure through their Engineering, Procurement, Construction, Management model.


Images used in this video are of the prototype product. Product is not currently available on the market.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*


Exclusive license: A novel material technology process
for making strong, permeable hardscape material.
AQUIPOR
PATENT #9,943,791


Exclusive license: A continuation process for making strong and
permeable hardscape material with AquiPor inside.
AQUIPOR
PATENT #10,486,984


Exclusive license: A novel engineered design for using AquiPor
material alongside streets and thoroughfares.
AQUIPOR
PATENT #10,106,463


Option to license: a patented approach to distribute and infiltrate cleaned
greywater, wastewater, and stormwater back to aquifers
AQUIPOR
PATENT #10,865,547

WHAT WE DO

Developing Better Green Infrastructure and Redefining Outdated Industries

Our permeable concrete technology could potentially replace traditional hard surfaces in cities to help communities manage stormwater pollution and the process in which our material is made can help the concrete industry drastically cut its carbon emissions. Our infrastructure technology toolkit is being developed for large-scale deployment in neighborhoods throughout the U.S. Our last round of funding helped facilitate further development of these technologies, and with this crowdfund we hope to achieve the growth milestones that we are poised for.

Comparison data computed based on preliminary internal testing and management's experience.

HOW WE ARE DIFFERENT

Paving the Way to Inherently Green Infrastructure

AquiPor is on a mission to transform old infrastructure systems into scalable green infrastructure in communities throughout North America. Streets and sidewalks that have traditionally been major contributors of stormwater runoff pollution can now become part of the solution.



The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.

THE VISION

We are Teaching Old Roads New Tricks

We are matching world-class technologies with a business model that scales. As climate change continues to challenge our cities, we are developing the technologies, people, and business model to deliver resilient green infrastructure in our neighborhoods.

**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development.*

CURRENT STAGE

AquiPor is currently in the proof-of-concept stage of business development which includes critical manufacturing R&D of our permeable concrete as well as designing, engineering, and constructing a neighborhood scale demonstration project. Subsequent to construction of the mock up we are targeting green infrastructure project contracts with private and public developers.

WHY INVEST

Provide Massively Scalable Green Infrastructure for our Communities

Dear current and prospective Investors:

This is a very exciting time at AquiPor. We have a major opportunity to solve some of the most pressing climate-related water challenges facing cities today. Rapid urbanization, extreme weather, and dilapidated infrastructure are stressing our clean water systems like never before.

We have developed our technologies and business model with this in mind, giving communities the ability to manage stormwater right where it falls and naturally recharge groundwater with infrastructure solutions that make our communities more resilient in the face of climate change.

Last year we completed our first successful crowdfund on StartEngine, raising $1.07M from over 2,000 investors. We were blown away by the support and are proud to say that our cap table now consists of thousands of investors that share our vision for the future. I'm happy to report that the funds we raised last year enabled the advanced development of our technologies and markets, and the opportunity to acquire explosive new technologies in solar and broadband that fit seamlessly into our civil construction approach to green infrastructure.

With these technologies in combination with our business model, we believe that we can not only help solve the climate crisis but also make our neighborhoods more financially productive by delivering critical infrastructure that pays for itself.

As we take the next big step and go to market with our solutions, we are now asking our community and new potential investors to join us as we seek to make an impact that can be generational.

Sincerely,
Greg Johnson
Co-Founder & CEO
AquiPor Technologies



OUR TEAM

Entrepreneurs and Industry Professionals

AquiPor's founders, advisers, and early investors form a team of gritty entrepreneurs and industry professionals that represent leadership in construction management, building materials, heavy civil contracting, mining, finance, and stormwater infrastructure. We believe we have assembled a team perfectly fitted to our mission of bringing scalable water management solutions to cities around the country.



We are asking you to join the AquiPor team on our mission to help bring infrastructure into the 21st century. Water is one of the most valuable natural resources in the world. The challenges presented by urbanization, climate change, and dilapidated infrastructure are stressing our clean waterways like never before. The challenge is great, but, the opportunity to make a difference is equally large.

Come along with us as we bring our proprietary technology to market in an effort to reshape the way we think about urban water management.

Aquipor

Revolutionizing Green Stormwater Infrastructure


AQUIPOR

Website   Spokane, WA   BUSINESS TO BUSINESS   DESIGN

$836,435 raised
$1,069,101 previously crowdfunded

1,174 Investors	$50.4M Valuation
$2.75 Price per Share	$250.25 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Climate change is wreaking havoc on critical infrastructure in our cities. AquiPor's advanced permeable surface technology and engineering solutions are being developed to mitigate stormwater runoff pollution and urban flooding in our cities. AquiPor's technology manages stormwater naturally, helps recharge groundwater, and replenishes aquifers.

Overview   Team   Terms   Updates 35   Comments   Follow

Reasons to Invest

- Market Opportunity & Timing: The U.S. is poised to spend Trillions of dollars on infrastructure over the next decade and as the concrete industry scrambles to lower its carbon footprint, we believe AquiPor is well-positioned with its technologies to address these large market opportunities.
- Green Concrete Technology: The current cement industry is responsible for 8% of global CO2 emissions each year. AquiPor's permeable concrete not only manages stormwater runoff relative to where it falls, but it is produced with upcycled materials and a proprietary, low-carbon cement. This technology could do away with the need for highly-pollutive cement plants.
- Team: AquiPor's founding team has years of experience in the green infrastructure sector and the Company's Advisors and Directors are professionals from the construction, concrete, mining, engineering, and financial industries.

Rewards

Get rewarded for investing more into Aquipor:

$250+
Investment
StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Making It Rain

Invest $500+ and you will get an additional 5% bonus shares.


WE HELP CITIES
FUTURE-PROOF
THEIR INFRASTRUCTURE
and protect their citizens against environmental devastation.


FILTERS RAIN TO THE GROUND AND LEAVES OUT THE POLLUTION

**The brick shown here is a prototype that is still being developed.*

THE PROBLEM


EXTREME WEATHER IS WREAKING HAVOC ON CRITICAL INFRASTRUCTURE IN OUR CITIES

(source)


AquiPor material can turn streets and sidewalks into natural drainage systems with a high capacity to filter stormwater pollutants and prevent flooding.

THE BUSINESS MODEL

$1,000+
Investment

The Water Keeper

Invest $1,000+ and receive an additional 10% bonus shares.

$5,000+
Investment

Big Drip Energy

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+
Investment

The Real Green Deal

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+
Investment

Marquee Investor Exclusive

Invest $100,000+ and receive an additional 35% bonus shares.


AS THE U.S. PREPARES TO SPEND OVER
$1 TRILLION ON INFRASTRUCTURE,
we are positioning our technologies to be
a big part of the future of cities

(source)


We plan to earn revenue in two ways:
THE DESIGN, ENGINEERING, AND INSTALLATION OF OUR SYSTEM FROM START TO FINISH & THROUGH LICENSING OUR TECHNOLOGY TO THIRD-PARTY MANUFACTURERS
AQUIPOR
TECHNOLOGY LICENSE
MANUFACTURER


WE ARE CURRENTLY IN THE PROOF-OF-CONCEPT STAGE OF BUSINESS DEVELOPMENT AND HAVE PREVIOUSLY SECURED
$2M IN FUNDING.

THE MARKET


MAJOR MARKET OPPORTUNITY
PERMEABLE HARD SURFACE MATERIAL
PERMEABLE PAVEMENT (GLOBAL)
2015: $12 BILLION / 2026: $22 BILLION
PERMEABLE PAVEMENT MARKET, BY REGION 2026
(USD BILLION)
CAGR (2016-2026)
NORTH AMERICA
ASIA-PACIFIC
EUROPE
ROW
MARKET SIZE IN 2026
As legislation incentivizes green infrastructure,
NEW CLIMATE TECHNOLOGIES LIKE AQUIPOR'S ARE DESIRABLE IN THE CONSTRUCTION SECTOR.

(source / source)

OUR TRACTION


LOW-MAINTENANCE
VERSATILE
RETROFIT POTENTIAL
LARGE-SCALE POTENTIAL
AUGMENTATION POTENTIAL
AQUIPOR
WWW.AQUIPOR.COM
Since our last crowdfund, we have:
BEGUN PILOT MANUFACTURING
our permeable material technology
OBTAINED THE OPTION TO ACQUIRE
new technology and engineering rights
DEVELOPED STRATEGIC PARTNERSHIPS
that we believe give our firm a competitive advantage

**The brick shown here is a prototype that is still being developed.*

OUR TEAM


AQUIPOR'S FOUNDING TEAM IS KNOWLEDGEABLE IN STORMWATER AND GREEN INFRASTRUCTURE. WE HOLD FOUR PATENTS EXCLUSIVELY WITH MORE UNDER DEVELOPMENT.

WHY INVEST


WE HAVE A MAJOR OPPORTUNITY TO ALLEVIATE THE CLIMATE CRISIS WITH CRITICAL INFRASTRUCTURE THAT PAYS FOR ITSELF.
Join us as we provide scalable green infrastructure for our communities
Invest today for as little as $250.25

In the Press

SHOW MORE

Meet Our Team





Greg Johnson

Founding CEO & Director

Greg is a committed founder and CEO with experience founding and running early-stage companies in the stormwater and construction materials space. Greg has managed early-stage product development teams, directed fundraising efforts, managed Intellectual Property strategies, and overseen back-office operations. He provides both the vision and market expertise to lead AquiPor in helping solve major stormwater issues for cities and developers.

Kevin Kunz

Co-Founder & V.P. Market Dev.

Kevin is a passionate and forward-thinking Co-Founder with prior startup experience in the stormwater management industry. Kevin brings a great deal of industry knowledge and experience to the space and has success developing the market around new stormwater products. Kevin has been responsible for the product and application testing of new building materials, directing engineers on data collection and ASTM testing to develop new product specifications. Today, Kevin serves as V.P. of Market Development for AquiPor.

Randy Squires

Director

With over 25 years of executive experience in commercial construction, Randy is the President of Partition Specialties, a leading interior construction company in the Bay Area and Southern California.

Under Randy's leadership, Partition Specialties has grown into a multi-million dollar company specializing in the distribution, installation, and service of architectural specialty products for all of California and parts of Nevada.

Randy has a breadth of experience in accounting, finance, and contract administration. He also has startup experience as a CFO and has been part of a successful initial public offering.



Mark Murphy

Advisor

Mark has over 28 years of management experience in construction and building materials, beginning as a construction engineer and then working for the next 23 years in various executive positions for CPM Development Corp (Central Pre-Mix) which was acquired by Oldcastle Materials (CRH plc) in 1997.

After the acquisition, Mark worked as regional president for Oldcastle, managing over 500 employees in 4 companies with over $200M in sales throughout. He also spent 6 years leading a National Performance Team for Oldcastle that drove innovation in concrete mix designs.



Michael Ferraro

Advisor

Mike is a Senior Vice President and Partner at Woodruff Sawyer in the Bay Area of California specializing in the development of D&O Liability programs for companies ranging from rapidly growing startups to Fortune 500 companies.

With 20+ years of experience in Management Liability risk mitigation, Mike has negotiated all aspects of both public and private company D&O programs.

Mike has experience in both public offerings and acquisitions at various stages. Mike is a member of AquiPor's Advisory Board.



John Hertz

Advisor

John has over 30 years of executive experience working in management roles for Intel, Novellus Systems, and most recently, Clearwater Paper. Most recently, as CFO for Clearwater Paper, a $1.5 Billion (revenue) public company, John established and implemented the company's financial model and was responsible for two successful public debt offerings.

At Novellus Systems, John was key in the company being acquired by Lam Research in 2012. John helped increase operating margin, net profit, and earnings per share in the span of two years as the company's CFO.

John is a member of AquiPor's Advisory Board.



David Martin

Director

David Martin is the former Chief Operating Officer for Valley Hospital in Spokane, WA. Recently retired, David is an adept negotiator with a strong track record of successful contract negotiations as an executive in the insurance and healthcare industries.

He has developed self-insured retention programs and handled complex medical malpractice and product liability claims as the Director of Risk Management at Empire Health Services.

David brings tremendous experience as an operator and administrator to the AquiPor Board. He also has experience as an early-stage investor in various promising startups.

Offering Summary

Company	Aquipor Technologies, Inc.
Corporate Address	4118 E. 33rd Ave., Spokane, WA 99223
Offering Minimum	$9,999.00
Offering Maximum	$3,930,894.00
Minimum Investment Amount (per investor)	$250.25

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,636
Maximum Number of Shares Offered	1,429,416
Price per Share	$2.75
Pre-Money Valuation	$50,370,232.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Lead Investor Bonus

Invest within the first 72 hours and receive an additional 20% bonus shares. This is the best time to invest!

Super Early Investor Bonus

Invest within the first week and receive 15% bonus shares.

Early Investor Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$250+: StartEngine Owners Bonus

This offer is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+: Making It Rain

Invest $500+ and you will get an additional 5% bonus shares.

$1,000+: The Water Keeper

Invest $1,000+ and receive an additional 10% bonus shares

$5,000+: Big Drip Energy

Invest $5,000+ and receive an additional 15% bonus shares.

$25,000+: The Real Green Deal

Invest $25,000+ and receive an additional 20% bonus shares.

$100,000+: Marquee Investor Exclusive

Invest $100,000+ and receive an additional 35% bonus shares.

**All perks occur when the offering is completed.*

**Perks do not stack*

The 10% Bonus for StartEngine Shareholders

AquiPor Technologies, Inc.will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75/ share, you will receive and own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

CEO Greg Johnson was Recently Interviewed by Benzinga.com. Check it Out:

10 days ago

CEO Greg Johnson was recently interviewed by the financial media outlet Benzinga to discuss AquiPor's permeable concrete technology, the problems it can help solve, and the Company's vision for future growth.

Check out the interview here:


Benzinga Interview
Watch later
Share
GREG JOHNSON
COFOUNDER & CEO, AQUIPOR TECHNOLOGIES, INC.
Interview with AquiPor Technologies, Inc.
startengine.com/aquipor
AQUIPOR
Watch on YouTube

Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Aquipor has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Aquipor be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Next Generation Water Infrastructure

15 days ago

AquiPor is on a mission to improve urban water quality in our communities by managing stormwater runoff pollution, mitigating urban flooding, and recharging aquifers. Our unique permeable material and engineering technologies are being developed to do this at large-scale.

To bolster our technology toolkit, we acquired the option to exclusively license the EPCM rights for U.S. Patent 10,865,547, a distributed water patent that recirculates cleaned wastewater and stormwater back to natural water sources, such as aquifers.

When designed with our permeable concrete material we believe this technology can be implemented in neighborhoods to create stormwater infiltration corridors for localized aquifer recharge.

The Problem Today:

In most US cities, water is pumped from aquifers for household use and after it's used it gets processed along with sewage and stormwater at water treatment plants at a very high cost per gallon. Instead of going back into the ground to recharge aquifers, this effluent water is typically discharged into rivers or other water bodies.

At a time when aquifers are being depleted at an unsustainable rate and water consumption is growing at twice the rate of the global population, the value of recharging groundwater cannot be overstated.

In conjunction with our permeable concrete, the AquiPor system is being developed to infiltrate stormwater right where it falls and to also redistribute cleaned water from the plant back through our system to replenish aquifers right in the neighborhood.

This is AquiPor's vision 21st Century urban water infrastructure.


AquiPor Groundwater Recharge System
Watch later
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3
When our modern sewer systems get overwhelmed
with more frequent rain events, raw sewage ends
up in our waterways, harming aquatic life and
threatening drinking water quality.
Watch on YouTube

Check Out our CEO Greg Johnson's Interview on the Carbotnic Podcast

21 days ago

Greg recently spent some time on the Carbotnic podcast discussing how AquiPor plans to improve urban water quality and make physical infrastructure in our cities more resilient.

Episode 77 is available on Apple Podcasts or Spotify


CARBOTNIC
DECARBONIZING
THROUGH INNOVATION

40 min PLAY

Next Generation Urban Materials - E77

Carbotnic

Entrepreneurship

Listen on Apple Podcasts ↗

Great to chat with Greg Johnson, CEO at AquiPor Technologies. AquiPor developed an innovative hardscape material that is extremely permeable, while featuring the strength and durability of traditional concrete and provides nature a helping hand by creating a natural water system in urban environments. We discussed the genesis of the company, the pivots along the way, how AquiPor can play a role with greener cities, the value of crowdfunding and more!
Check out AquiPor's latest crowdfunding campaign!
Remember, If you want to support the podcast there are two amazing ways!
Subscribe to the Carbotnic patreon Rate 5 stars on AppleThanks so much!
James

The Current State of the Concrete Industry, and Why it Matters to AquiPor and its Investors

26 days ago

Concrete is one of the most consumed materials in the world. In fact, global demand for concrete is second to only water. Unfortunately, traditional portland cement-based concrete (think of portland cement as the “glue” that puts together concrete) is responsible for over 8% of global anthropogenic CO_2 emissions every year.

On top of that, concrete production also requires huge volumes of freshwater in its production. Some estimates tell us that concrete production requires 1 TRILLION gallons of freshwater annually. This comes at a time when water consumption is growing at twice the rate of the global population.

Worldwide, over 10 billion tons of concrete gets poured each year and demand continues to grow. Unfortunately, the current production process for concrete is unsustainable. The industry has a stated goal of net zero CO_2 by 2050, which indicates that current technologies are falling short.

Large corporations and billionaires like Bill Gates have gotten behind incremental technology advancements, such as capturing carbon and re-injecting it back into concrete. These attempts are commendable, but they still require portland cement and can’t completely offset the emissions produced in the first place.

At AquiPor, we believe the path to net zero concrete requires a new type of technology altogether. In early 2021 we acquired the option to license an emerging cement technology that we’ve been vigorously testing and is showing tremendous promise as a technology that can help decarbonize the industry.

This new cement technology is not only inherently low-carbon, but it doesn’t require cement plants for its production at all. Moreover, we can use recycled greywater in our mix designs, something that is not possible with current concrete. As we’ve shown in previous videos, it also does some amazing things in terms of how quickly it sets up and gets to strength, which can potentially bring new efficiencies and productivity gains to the industry. As far as we’re concerned, improved economics and environmental benefits should never be mutually exclusive of one another, and that’s why we’re so bullish on this technology.

We will continue to update you all on progress.

Best,

Greg Johnson

CEO


STANDARD
CEMENT
PRODUCTION PLANT


GREEN
CEMENT PRODUCTION PLANT?


GREENER
CEMENT PRODUCTION PLANT?


AQUIPOR
Just how green is AquiPor?
Dude, they dont even need a cement plant!

Notice of Funds Disbursement

27 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Aquipor has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Aquipor be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

In Case you Missed the AquiPor Investor Event

27 days ago

Last month, AquiPor hosted their annual year-end investor event. Greg and Kevin discussed the major milestones achieved in 2021, reflected on the past, and looked ahead to discuss business plans and opportunities as we head into 2022.

If you missed the event, the full recording can be found right here.

Here's to an exciting year ahead!


AquiPor Investor Event
Watch later
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Watch on YouTube

Pilot Manufacturing Milestone

about 1 month ago

Happy New Year!

There's a lot of excitement around our team right now as we transition into the new year.

We're happy to say that 2021 proved to be momentous for the AquiPor team. Throughout most of the past year, we worked through trials and tests to come up with the most scalable and efficient manufacturing processes for our permeable concrete material.

We now have a process that can be scaled within the confines of the existing precast industry, but it gets much better than that. The partial zero emission cement technology that we utilize in our concrete is not only low carbon and eco-friendly, but it has the potential to bring unprecedented productivity gains to the industry.

To see what we mean by that, check out this short video and see how quickly this material sets up and gains strength.


The Material Time Lapse
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THIS IS THE WORLD'S FIRST
INHERENT CEMENT
TECHNOLOGY IN ACTION
Watch on YouTube

1,000+ Investors in our Current Crowdfunding Round!

about 2 months ago

We love sending this type of update!

We recently eclipsed 1,000 new investors in our crowdfunding round!

This is very meaningful to us for many reasons. First, we liken the idea of crowdfunding to how the transcontinental railroad was built. I know this might sound strange, but most people don't realize that it was everyday citizens buying railroad bonds which helped finance the construction of the railroads. Those investments into railroad infrastructure proved to be history-shaping.

As entrepreneurs working on our own set of infrastructure technologies, we understand the value of this. Having a cap table full of thousands of loyal, mission-driven investors and ambassadors gives us a competitive advantage as we build the future.

Here's to our incredible investor base!

P.S. There's still time to sign up for our investor event on Thursday, December 16th. Just click here!


WE HAVE HIT
1,000
INVESTORS

Over $700K Raised in this Crowdfund!

about 2 months ago

We recently hit the $700K investment milestone and we'd like to take a moment to celebrate each and every one of our investors. You are helping us build something significant and your support is contributing to our progress every single week.

When we opened up this crowdfund, we were in the early stages of test-pilot manufacturing our products at a local precast facility. Since then, we've advanced our "green" concrete manufacturing process to the point where it can be scaled into existing manufacturing networks and our products are nearly ready to go into rigorous testing as we get rapidly closer to commercialization.

This has been a very significant milestone for us. After all, it's one thing to make technology prototypes and it's another thing entirely to be able to manufacture these products at scale.

Our investors have had a big role to play in all of this! Every time we disburse funds from our crowdfund, the lion's share of that capital goes right back into technology, product, and business development. It's been amazing to see the momentum grow in real time.

We are working on some important developments as it pertains to our supply chain and precast network and have reason to believe that this growth story has just begun.

Words don't do it justice, but we are grateful for each and every one of you!

-Greg, Kevin, and the AquiPor team


AQUIPOR
700K
RAISED

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Comments (62 total)

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Alan G. 4 INVESTMENTS a day ago
In my area, roads are frequently repaved. How would an Aquipor pavement be repaved?
0 View 1 reply

Paul T. SE OWNER 16 INVESTMENTS 3 days ago
Questions from Environmental Engineer:
What is the curing period for compressive strength? Is it comparable to traditional concrete (7-28 days)?
What parameters have you tested for, besides compressive strength?
What testing methods are used? Are ASTM methods applicable? If so, are you able to provide which test methods have been used?
If ASTM methods are not applicable, what is the expected timeframe to have ASTM methods developed for your new product?
Do test results meet AASHTO and/or DOT FHWA specifications or any other applicable specifications?
0 View 1 reply

Alan G. 4 INVESTMENTS 5 days ago
Are you planning on extending the offering?
1 View 1 reply

Aaron A. 1 INVESTMENT 9 days ago
I want to liquidate.
I need the money from this investment I made several months ago
0 View 1 reply

Keith D. SE OWNER 63 INVESTMENTS 10 days ago
Considering Aquipor is that of a permeable substance, could foundations of heavy structures be negatively affected by the saturated soil beneath them?
0 View 1 reply

Youssef B. SE OWNER 32 INVESTMENTS 10 days ago
How does aquipor behave in snow and icy conditions... would be great if ice doesn't build on it!
0 View 1 reply

Johann R. 23 INVESTMENTS 13 days ago
Thank you Greg for your reply. You have an excellent product. When Aquipor will be available to homeowners, I hope that you develop an organic palette for people that would want to enhance the color of their driveway to match their home without affecting its properties.
0 View 1 reply

Johann R. 23 INVESTMENTS 13 days ago
Will Aquipor be available to homeowners looking to resurface their pool decks or driveways? Can epoxy coatings be applied ?
0 View 1 reply

Jeffery H. 2 INVESTMENTS 20 days ago
When will Aquipor be ready to begin commercial projects? What is the life span of Aquipor?
How would Aquipor hold up in Southwest Florida?
Jeff H
0 View 1 reply

Eddie H. SE OWNER 9 INVESTMENTS a month ago
Can I try it for my driveway and what the cost and how long does it last?
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1, MAIN VIDEO: THE PROCESS

Every big idea starts somewhere, and right now we are standing in our hometown at our first precast manufacturing plant. Not to make a brick or a paver, but our first slab. For low-impact development practices.

We have our hardhats on for the first time, we've been in research and development for years focusing on material science and innovation behind our green infrastructure project, and now we're out doing it. We're excited to keep the raindrops where they fall and to do so with that innovation.

VIDEO 2: What Makes AquiPor so Special

Hey everyone,

I want to talk about what makes AquiPor's permeable hardscape material so unique and so much different from traditional concrete.

To start with, our material is very strong and durable, like normal concrete. But it also has high rates of water permeability. This means that large volumes of rainwater and stormwater runoff can flow directly through the material and back into the ground below.

This can help solve big issues around stormwater pollution and urban flooding. But what's really unique about the material is that it has sub-micron porosity. What this means is that throughout the material, the pore size is so small that dirt, debris, dust, and even grains of pollen get filtered out onto the surface where they can easily cleaned off; while still maintaining high rates of permeability.

But to me, the best attribute of this material is the fact that we don't use any portland cement in the mix design. As many of you know, portland cement is extremely pollutive. Every time it's produced, it emits large volumes of CO2 that goes off into the atmosphere. We don't want anything to do with that.

So at AquiPor, we are ushering in the future of green infrastructure with this product right here. We hope that you'll join us on the mission.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

JAN 22 2016

WA SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation.

1. The name of the Corporation is: AQUIPOR TECHNOLOGIES, INC.
2. The text of amendment as adopted is as follows:

   Initial Board of Directors to be as follows:

   Greg Johnson
   4118 E 33rd Ave
   Spokane, WA 99223

   Kevin Kunz
   4118 E 33rd Ave
   Spokane, WA 99223

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the text of the amendment itself, are as follows: NO CHANGE.
4. The date of adoption of amendment is: January 3, 2016.
5. The amendment was adopted by:

   ( ) The incorporators. Shareholder action was not required.

   (X) The Board of Directors. Shareholder action was not required.

   ( ) Duly approved shareholder action in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.
6. These Articles will be effective upon filing.

Dated: January 3, 2016

By: Greg Johnson, President

FILED

OCT 21 2015

WA SECRETARY OF STATE

603552680

ARTICLES OF INCORPORATION

OF

AQUIPOR TECHNOLOGIES, INC.

KNOW ALL MEN BY THESE PRESENTS that GREG JOHNSON, being of the age of eighteen (18) years or more, does hereby form a business corporation under the laws of the State of Washington and does hereby certify and adopt the following Articles of Incorporation:

ARTICLE I

CORPORATE NAME

The name of this Corporation shall be **AQUIPOR TECHNOLOGIES, INC.**

ARTICLE II

TERM OF EXISTENCE

The period of duration of this Corporation shall be perpetual.

ARTICLE III

CORPORATE PURPOSE

This Corporation is organized for the purpose of the transaction of any or all lawful business for which corporations may be incorporated, under the Washington Business Corporations Act, R.C.W. Chapter 23B, or any amended version of that Act or any successor Acts.

ARTICLE IV

CAPITAL STOCK

Section 4.1 The total number of shares of capital stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, such shares consisting of Ninety Million (90,000,000) shares of Common Stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the designations, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or is to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In the event that there are no issued or outstanding shares of a series of Preferred Stock which this Corporation has been authorized to issue, unless otherwise specifically provided in the resolution establishing such series, the Board of Directors, without any further action on the part of the holders of the outstanding shares of any class or series of stock of this Corporation, may amend these Articles of Incorporation to delete all references to such series.

ARTICLE V

DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

Section 5.1 Initial Board of Directors. The initial Board of Directors shall consist of three (3), and shall serve until the first meeting of the Shareholders and until their successors are elected and qualified. Their names and addresses are as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223
JON SLIZZA	4118 E. 33RD AVE SPOKANE, WA 99223
KEVIN KUNZ	4118 E. 33RD AVE SPOKANE, WA 99223

INCORPORATOR

The name and mailing address of the incorporator is as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223

ARTICLE VII

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation and the name and address of the registered agent of the Corporation in the State of Washington are as follows:

Name	Address
COREY F. BROCK	111 S. POST ST, STE 2280 SPOKANE, WA 99201

ARTICLE VIII

NO PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE IX

NO CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this Corporation.

ARTICLE X

TRANSACTIONS WITH DIRECTORS, OFFICERS AND SHAREHOLDERS

The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors, officers and shareholders and with corporations, associations, firms and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise, as freely as though such adverse interests did not exist, even though the vote, action or presence of such director, officer or shareholder may be necessary to obligate the corporation upon such contracts or transactions.

In the absence of knowing fraud, no such contract or transaction shall be avoided and no such director, officer, or shareholder shall be held liable to account to the corporation, by reason of such adverse interests or by reason of any fiduciary relationship to the corporation arising out of such office or stock ownership, for any profit or benefit realized by him or her through any such contract or transaction. In the case of directors and officers of the corporation (but not in the case of shareholders who are not directors or officers), the nature of the interest of such director or officer, though not necessarily the details or extent thereof, shall be disclosed or made known to the Board of Directors of the Corporation at the meeting thereof at which such contract or transaction is authorized or confirmed. A general notice that a director or officer of the Corporation is interested in any corporation, association, firm or entity shall be sufficient disclosure as to such director or officer with respect to all contracts and transactions with that corporation, association, firm or entity.

ARTICLE XI

BYLAWS

Both the shareholders of the Corporation, by a majority vote of qualified shares issued and outstanding, and the Board of Directors, by vote of a majority of the whole Board, shall each have the power to adopt, make, amend, alter or repeal the Bylaws of the Corporation; but any Bylaw adopted by the Board may be amended or repealed by the shareholders.

ARTICLE XII

SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

ARTICLE XIII

REVISION OF THE ARTICLES

This Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by law. All rights and powers of the shareholders in this Corporation are granted subject to this reserved power.

ARTICLE XIV

SHAREHOLDERS CONSENT IN LIEU OF MEETING

Any action which could be taken at a meeting of the shareholders may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The taking of action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than a minimum number of votes necessary in order to take such action by written consent.

ARTICLE XV

LIMITATION OF DIRECTORS' LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this Corporation shall not be liable to this Corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article XV shall not adversely affect any right or protection of a Director of this Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE XVI

CONSENT TO SERVE AS REGISTERED AGENT

By signature hereto affixed, COREY F. BROCK hereby consents to serve as registered agent, in the State of Washington, for this Corporation, and understands that as agent for this Corporation, it will be the responsibility of said agent to receive service of process in the name of this Corporation; to forward all mail to this Corporation; and to immediately notify the office of the Secretary of State in the event of the resignation of said agent, or of any change in the registered office address of this Corporation.

IN WITNESS WHEREOF, the incorporator and registered agent hereinabove named has hereunto set his hand in duplicate this 20 day of October, 2015.

"AQUIPOR TECHNOLOGIES, INC."

By:____________________
Greg Johnson, Incorporator

By:____________________
Corey F. Brock, Registered Agent

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 10-21-2015

Employer Identification Number:
47-5376877

Form: SS-4

Number of this notice: CP 575 A

AQUIPOR TECHNOLOGIES
4118 E 33RD AVE
SPOKANE, WA 99223

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 47-5376877. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1120	03/15/2016

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:

If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, *Election by a Small Business Corporation*.

If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to make a deposit immediately, you will need to make arrangements with your Financial Institution to complete a wire transfer.

The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents (payroll service providers) are available to assist you. Visit the IRS Web site at www.irs.gov for a list of companies that offer IRS e-file for business products and services. The list provides addresses, telephone numbers, and links to their Web sites.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is AQUI. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

(IRS USE ONLY) 575A 10-21-2015 AQUI B 9999999999 SS-4

Keep this part for your records. CP 575 A (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number ( ) - ______

Best Time to Call ______

DATE OF THIS NOTICE: 10-21-2015
EMPLOYER IDENTIFICATION NUMBER: 47-5376877
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

AQUIPOR TECHNOLOGIES
4118 E 33RD AVE
SPOKANE, WA 99223

Form **SS-4**
(Rev. January 2010)
Department of the Treasury
Internal Revenue Service

Application for Employer Identification Number

(For use by employers, corporations, partnerships, trusts, estates, churches, government agencies, Indian tribal entities, certain individuals, and others.)

▶ See separate instructions for each line. ▶ Keep a copy for your records.

OMB No. 1545-0003

EIN 47-5376877

Type or print clearly.

1 Legal name of entity (or individual) for whom the EIN is being requested
AQUIPOR TECHNOLOGIES, INC.

2 Trade name of business (if different from name on line 1)

3 Executor, administrator, trustee, "care of" name

4a Mailing address (room, apt., suite no. and street, or P.O. box)
4118 E. 33RD AVE

5a Street address (if different) (Do not enter a P.O. box.)

4b City, state, and ZIP code (if foreign, see instructions)
SPOKANE, WA 99223

5b City, state, and ZIP code (if foreign, see instructions)

6 County and state where principal business is located
SPOKANE, WA

7a Name of responsible party
GREG JOHNSON

7b SSN, ITIN, or EIN
536-88-2255

8a Is this application for a limited liability company (LLC) (or a foreign equivalent)? ☐ Yes ☑ No

8b If 8a is "Yes," enter the number of LLC members ▶ 1

8c If 8a is "Yes," was the LLC organized in the United States? ☐ Yes ☐ No

9a **Type of entity** (check only one box). **Caution.** If 8a is "Yes," see the instructions for the correct box to check.

☐ Sole proprietor (SSN) ____
☐ Partnership
☑ Corporation (enter form number to be filed) ▶ C-CORP
☐ Personal service corporation
☐ Church or church-controlled organization
☐ Other nonprofit organization (specify) ▶
☐ Other (specify) ▶
☐ Estate (SSN of decedent)
☐ Plan administrator (TIN)
☐ Trust (TIN of grantor)
☐ National Guard ☐ State/local government
☐ Farmers' cooperative ☐ Federal government/military
☐ REMIC ☐ Indian tribal governments/enterprises
Group Exemption Number (GEN) if any ▶

9b If a corporation, name the state or foreign country (if applicable) where incorporated
State: WASHINGTON
Foreign country:

10 **Reason for applying** (check only one box)

☐ Started new business (specify type) ▶
☐ Hired employees (Check the box and see line 13.)
☐ Compliance with IRS withholding regulations
☐ Other (specify) ▶
☐ Banking purpose (specify purpose) ▶
☐ Changed type of organization (specify new type) ▶
☐ Purchased going business
☐ Created a trust (specify type) ▶
☐ Created a pension plan (specify type) ▶

11 Date business started or acquired (month, day, year). See instructions.
OCTOBER 2015

12 Closing month of accounting year DECEMBER

13 Highest number of employees expected in the next 12 months (enter -0- if none). If no employees expected, skip line 14.

Agricultural	Household	Other

14 If you expect your employment tax liability to be $1,000 or less in a full calendar year and want to file Form 944 annually instead of Forms 941 quarterly, check here. (Your employment tax liability generally will be $1,000 or less if you expect to pay $4,000 or less in total wages.) If you do not check this box, you must file Form 941 for every quarter. ☐

15 First date wages or annuities were paid (month, day, year). **Note.** If applicant is a withholding agent, enter date income will first be paid to nonresident alien (month, day, year) ▶

16 Check one box that best describes the principal activity of your business.
☐ Health care & social assistance ☐ Wholesale-agent/broker
☐ Construction ☐ Rental & leasing ☐ Transportation & warehousing ☐ Accommodation & food service ☐ Wholesale-other ☐ Retail
☐ Real estate ☐ Manufacturing ☐ Finance & insurance ☑ Other (specify) TECHNOLOGY

17 Indicate principal line of merchandise sold, specific construction work done, products produced, or services provided.

18 Has the applicant entity shown on line 1 ever applied for and received an EIN? ☐ Yes ☐ No
If "Yes," write previous EIN here ▶

Third Party Designee

Complete this section only if you want to authorize the named individual to receive the entity's EIN and answer questions about the completion of this form.

Designee's name: COREY F. BROCK
Designee's telephone number (include area code): (509) 622-4707
Address and ZIP code: 111 S. POST ST, STE 2280, SPOKANE, WA 99201
Designee's fax number (include area code): (509) 622-4705

Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.

Name and title (type or print clearly) ▶ GREG JOHNSON
Applicant's telephone number (include area code): (509) 435-5111
Applicant's fax number (include area code): ( )

Signature ▶ [signature] Date ▶ 10/20/15

For Privacy Act and Paperwork Reduction Act Notice, see separate instructions. Cat. No. 16055N Form **SS-4** (Rev. 1-2010)